Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: October 3, 2014

The following is an announcement made by AMEC and posted on its website, www.amec.com, on October 3, 2014:

AMEC announces new board directors to join after Foster Wheeler acquisition completes

AMEC plc, the international engineering and project management company, today announces that Kent Masters and Stephanie Newby have agreed to join its board as non-executive directors after completion of the offer for Foster Wheeler.

Kent Masters is currently President and Chief Executive Officer of Foster Wheeler.  Prior to joining Foster Wheeler, he served as a member of the executive board of Linde AG and was also previously employed by BOC Group plc in a variety of senior executive positions, including Chief Executive, Industrial and Special Products. He has substantial experience in global industrial businesses and significant international and regional experience in the Americas, Africa and the South Pacific. He joined Foster Wheeler in 2011.

Kent is also a non-executive independent director of Rockwood Holdings, Inc., which is listed on the NYSE (ROC) and is based in Princeton NJ.  He serves on its audit and compensation committees, and has been a director since 2007. Kent was also non-executive chairman of African Oxygen Limited (listed on the Johannesburg Stock Exchange) from 2005 to 2011.

Kent has entered into an agreement with AMEC governing the termination of his appointment as Chief Executive of Foster Wheeler, the terms of which are conditional on completion of the offer for Foster Wheeler. He will join the AMEC board immediately following the termination of his employment with Foster Wheeler, which is expected to be towards the end of the fourth quarter of 2014.

Stephanie Newby is the Chief Executive Officer of Crimson Hexagon, a leading provider of social media and data analytic services. She is also the founder of Golden Seeds, which has provided investment capital to early stage, high growth companies since 2004. Prior to that, she spent the majority of her career with J.P. Morgan working in the financial services industry. Stephanie also served as a non executive director of RiskMetrics Group, Inc. (formerly listed on the NYSE) until 2010.

Stephanie has been a member of the Foster Wheeler board since 2004.

Stephanie’s appointment to the AMEC board will be effective from completion of the offer for Foster Wheeler.

John Connolly, Chairman, said: “I look forward to Kent and Stephanie joining the AMEC board when the acquisition of Foster Wheeler completes. They both bring more than 30 years’ business experience to our board, including their extensive knowledge of Foster Wheeler’s operations and employees.”

Except as stated above, no further information is required to be disclosed pursuant to Section 9.6.13 of the Listing Rules.

Enquiries to:

AMEC plc:	+ 44 (0)20 7429 7500

Julian Walker, Director of Communications

Rupert Green, Investor Relations

AMEC (LSE: AMEC) is a focused supplier of consultancy, engineering and project management services to its customers in the world’s oil and gas, mining, clean energy, environment and infrastructure markets. With annual revenues of some £4 billion, AMEC designs, delivers and maintains strategic and complex assets and employs around 27,000 people in about 40 countries worldwide. See amec.com.

IMPORTANT INFORMATION:

This announcement is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This announcement is not an offer of securities for sale into the United States.

No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com.

This announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Forward looking statements

This announcement contains statements which constitute “forward-looking statements”. Forward-looking statements are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual developments to differ materially from those expressed in, or implied by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.